Filed pursuant to Rule 433
Registration No. 333-151324
January 29, 2009

PENN WEST ENERGY TRUST

BOUGHT TREASURY OFFERING OF TRUST UNITS

TERM SHEET

Issuer:	Penn West Energy Trust (“Penn West” or the “Trust”)

Issue:	17,731,000 trust units (the “Trust Units”) from Treasury, prior to the Underwriters’ Option.

Issue Price:	$14.10 per Trust Unit.

Amount:	$250,007,100, prior to the Underwriters’ Option

Underwriters’ Option:

The Trust has granted the Underwriters the option to purchase up to an additional 3,546,000 Trust Units (approximately $50 million), exercisable in whole or in part, at any time up until 48 hours prior to the Closing Date.

Use of Proceeds:	The net proceeds of the offering will be used by Penn West to partially fund capital expenditures and to reduce current debt levels of the Trust.

Distribution:

Cash distributions are payable on a monthly basis on or about the 15th day of each month. The first distribution in which purchasers of the Trust Units under this offering will be entitled to participate is expected to be announced for the month of February, expected to be payable on or about March 16, 2009 to unitholders of record on February 27, 2009. US holders of Trust Units are subject to a 15% withholding on distributions.

Offering Basis:

The Trust Units will be offered publicly by way of Short Form Base Shelf Prospectus (filed on June 13th, 2008) and Prospectus Supplement filed in all provinces of Canada and in the United States in a Registration Statement on Form F-10 pursuant to the Multi-Jurisdictional Disclosure System (MJDS) and internationally as expressly permitted.

Underwriting Basis:	“Bought Deal” subject to formation of a mutually agreed upon syndicate and conventional bought deal termination provisions to be included in a definitive underwriting agreement.

Listing:	The Trust Units issued shall be listed on the Toronto Stock Exchange under the symbol “PWT.UN” and on the New York Stock Exchange under the symbol “PWE”

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs and DPSPs.

Joint Bookrunners:	CIBC World Markets Inc. and BMO Capital Markets

Commission:	5.0%.

Closing:	February 5, 2009.

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.    Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.   Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it from CIBC World Markets Corp., 425 Lexington Avenue, 5th Floor, New York, New York, 10017, by fax at 212-667-6303 or by e-mail at useprospectus@us.cibc.com or in Canada from CIBC World Markets Inc. at 416-594-7270 or BMO Capital Markets’ Prospectus Distribution Department at 416-363-6996 x224.